Exhibit 99.2
Combined Accounts of Chartered Semiconductor Manufacturing Ltd. and subsidiaries and Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.)
Unaudited Pro Forma Consolidated Statement of Operations
(In thousands)
On March 31, 2008, Chartered Semiconductor Manufacturing Ltd., or Chartered or the Company, completed the acquisition of 100% of the shares in Hitachi Semiconductor Singapore Pte. Ltd. from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized as provided for in the purchase agreement, resulting in a revised purchase consideration of $243,595. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte. Ltd. was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd., or Chartered Tampines. Chartered Tampines owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility is expected to augment the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp., or Renesas, an existing customer of Chartered Tampines, to provide future wafer fabrication services.
The acquisition of Chartered Tampines was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations”. The assets and liabilities of Chartered Tampines were recorded as of the acquisition date, at their respective fair values. The purchase price allocation is based on the estimated fair value of assets acquired and liabilities assumed. The preparation of the valuation required the use of significant assumptions and estimates. These estimates were based on assumptions that the Company believes to be reasonable.
The following Unaudited Pro Forma Consolidated Statement of Operations presents the effect of the acquisition of Chartered Tampines for the year ended December 31, 2008 as if it had occurred at the beginning of the period presented.
The Unaudited Pro Forma Consolidated Statement of Operations should be read in conjunction with Chartered’s historical financial statements (including notes thereto) that are incorporated by reference.
The Unaudited Pro Forma Consolidated Statement of Operations and its accompanying notes are presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.
The Unaudited Pro Forma Consolidated Statement of Operations was prepared using the purchase method of accounting. Accordingly, the historical consolidated statement of operations has been adjusted to give effect to the impact of the consideration issued in connection with the acquisition.
The Unaudited Pro Forma Consolidated Statement of Operations includes certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets. The Unaudited Pro Forma Consolidated Statement of Operations does not reflect any nonrecurring charges, such as restructuring costs, or the realization of potential cost savings. No assurances can be made that Chartered will realize efficiencies related to the integration of the businesses sufficient to offset incremental transaction, integration and restructuring costs over time. Cost savings, if achieved, could result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure, consolidated purchasing, sharing of best practices, and logistics network efficiencies.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2008
(In Thousands, except Per Share Data)

			Pro Forma
	Chartered and	Chartered	Adjustments		Group Pro
	Subsidiaries	Tampines	Dr/(Cr)	Note	Forma
	(a)	(b), (c), (d)
Net revenue	$1,661,120	$44,959	$615	2(e)	$1,705,464
Cost of revenue	(1,447,309)	(34,834)	1,473	2(g), 2(h), 2(j)	(1,483,616)

Gross profit	213,811	10,125			221,848

Other revenue	13,367	—			13,367

OPERATING EXPENSES
Research and development	177,866	—			177,866
Sales and marketing	69,469	83			69,552
General and administrative	43,053	1,324			44,377
Other operating expenses, net	10,138	480	(77)	2(i)	10,541

Total operating expenses, net	300,526	1,887			302,336

Equity in income of associated companies, net	25,997	—			25,997
Other income, net	2,905	10			2,915
Interest income	15,379	5			15,384

Interest expense and amortization of debt discount	(67,971)	(2,362)	(2,264)	2(f)	(68,069)

Income (loss) before income tax	(97,038)	5,891			(90,894)
Income tax expense (benefit)	(4,459)	5,320	(5,320)	2(k)	(4,459)

Net income (loss)	(92,579)	571			(86,435)

Less: Accretion to redemption value of convertible redeemable preference shares	10,042	—			10,042

Net income (loss) available to ordinary shareholders	$(102,621)	$571			$(96,477)

Basic net loss per ordinary share	$(0.04)				$(0.04)

Diluted net loss per ordinary share	$(0.04)				$(0.04)

Basic net loss per ADS	$(0.40)				$(0.38)

Diluted net loss per ADS	$(0.40)				$(0.38)

Number of ordinary shares used in computing:
Basic net loss per ordinary share	2,541,435				2,541,435
Effect of dilutive securities	—				—

Diluted net loss per ordinary share	2,541,435				2,541,435

Number of ADS used in computing:
Basic net loss per ADS	254,144				254,144
Effect of dilutive securities	—				—

Diluted net loss per ADS	254,144				254,144

See accompanying notes to Unaudited Pro Forma Consolidated Statement of Operations.

Note 1. Basis of Pro Forma Presentation
On March 31, 2008, Chartered completed its acquisition of all the issued and outstanding shares of Chartered Tampines. The Unaudited Pro Forma Consolidated Statement of Operations has been prepared to give effect to the completed acquisition, which was accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations”.
Under the purchase method of accounting, the purchase price was allocated to assets of Chartered Tampines acquired and liabilities assumed based on their respective fair values. The table below reflects the final purchase price allocation:

Fair values
Current assets	$41,459
Property, plant and equipment	243,724
Identifiable intangible assets	7,600
Other assets	28

Total assets acquired	292,811

Current liabilities	$30,337
Deferred income taxes	11,232
Other liabilities	7,647

Total liabilities assumed	49,216

Net assets acquired	$243,595
Cash acquired	6,523

Purchase price, net of cash acquired	$237,072

Of the total purchase price, $7,600 was allocated to definite-lived intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the Unaudited Pro Forma Consolidated Statement of Operations.
The allocation of the intangible assets is as follows:

		Useful lives
	Amount	(years)
Foundry agreement	$2,300	3
Manufacturing & process intellectual property	5,300	6

Total identifiable intangible assets (weighted-average)	$7,600	5

The intangible assets acquired from Chartered Tampines will result in the following approximate annual amortization expense:

2008	$1,753
2009	1,668
2010	1,404
2011	1,009
2012	883
2013	883

Total	$7,600

Note 2. Pro Forma Adjustments
The pro forma adjustments included in the Unaudited Pro Forma Consolidated Statement of Operations are as follows:
a)	Represents Chartered’s historical consolidated statement of operations for the year ended December 31, 2008 which includes historical statement of operations of Chartered Tampines for the period from April 1, 2008 to December 31, 2008.

b)	Represents historical statement of operations of Chartered Tampines for the period from January 1, 2008 to March 31, 2008.

c)	Certain reclassifications have been made to historical statements of operations of Chartered Tampines for the period from January 1, 2008 to March 31, 2008 to conform to the presentation used in the Unaudited Pro Forma Consolidated Statement of Operations. The reclassifications impact the classification of certain income and selling expenses, but have no impact on net income.

d)	Adjustments made to reflect the historical financial statements of Chartered Tampines in accordance with U.S. GAAP. Prior to the acquisition by Chartered, the financial statements of Chartered Tampines were prepared in accordance with Singapore Financial Reporting Standards.

e)	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement entered into with Renesas in connection with the acquisition.

f)	Reversal of interest expense relating to a loan from company related to Hitachi, Ltd., that was recapitalized as shares in Chartered Tampines in connection with the acquisition.

g)	Amortization charges relating to intangible assets acquired.

h)	Increase in depreciation charges based on the assigned fair values of property, plant and equipment acquired.

i)	Adjustment to foreign currency translation due to the change in functional currency from the Singapore Dollar to the United States Dollar.

j)	Allocation of the cost variances effects arising from the above pro forma adjustments.

k)	Income tax expense not recognizable post acquisition.

Note 3. Non-recurring items
Non-recurring charges resulting from the acquisition that are not included in the Unaudited Pro Forma Consolidated Statement of Operations may include the following: planning and consulting costs related to combining the two companies and systems write-offs. At this time, Chartered is in the integration phase and, therefore, cannot reasonably assert that the above list is complete. As additional knowledge is gained about the acquired business, other integration and restructuring costs may be identified.